As filed with the Securities and Exchange Commission on September 3, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of September 2002
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

MODERN TIMES GROUP MTG AB (publ)

Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A..

FOR IMMEDIATE RELEASE 3 September 2002

TV3 SETS NEW VIEWING RECORD IN DENMARK

Modern Times Group MTG AB, the international media group, today announced that a record number of viewers in Denmark watched the massively popular 'Survivor' reality TV programme, when it was launched on TV3 Denmark last night. 62% of the 15-50 year old television viewers, who can watch TV3 in Denmark and were watching television last night, tuned into the opening programme of the fifth series of 'Expedition Robinson', entitled 'The Final Showdown'. The series went head to head in the prime time evening viewing slot with rival channel TV2's broadcast of 'Who wants to be a Millionaire'.

'Robinson' attracted 787,000 viewers to the first show of the new season last night, which was an all time record for the first programme of the reality TV series and a 35% increase on last year. The number of viewers actually peaked at 958,000 at the culmination of the show, when the contestants vote one of the group off the island. The format has run on TV3 in Denmark for the last four years.

The 'Expedition Robinson' format is produced by MTG Company, STRIX Television, which pioneered the Survivor concept. STRIX also currently produces or co-produces 'Expedition Robinson' for Viasat and third party TV channels in Sweden, Norway, Latvia, Lithuania, Estonia, the Netherlands and Belgium, and is about to launch the second series of the format on ORT, Russia's largest television channel.

Hans-Holger Albrecht, President and CEO of MTG, commented: "This result clearly shows the continuing power of the original Survivor reality TV format and the strength of TV3's schedule for the Fall. The record viewership is reflected in a significantly enhanced commercial share of viewing for TV3 in our core Danish market".

For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO tel: +46 (0) 8 562 000 50
Investor & Press Relations tel: +44 (0) 20 7321 5010

Modern Times Group, MTG AB has six business areas: Viasat Broadcasting (Free-to-air and pay-TV channels in nine countries, and the new media businesses - teletext operations and the Everyday interactive TV, internet and mobile portals), Radio (local and national networks in five countries), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and rights library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the NASDAQ National Market (symbol: MTGNY).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB

By: ______________________
Name: Hans-Holger Albrecht
Title: CEO and Executive President of Modern Times Group MTG AB

Date: September 3, 2002